SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 3)

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934

PHAZAR CORP.
(Name of the Issuer)

PHAZAR CORP.
QAR Industries, Inc.
Antenna Products Acquisition Corp.
Robert E. Fitzgerald
Concorde Equity II, LLC
 (Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

71722R 10 8
(CUSIP Number of Class of Securities)

Gary W. Havener	Robert E. Fitzgerald
Chairman of the Board	President
PHAZAR CORP.	QAR Industries, Inc.
101 S.E. 25th Avenue	2204 Vaquero Estates Boulevard
Mineral Wells, Texas 76067	Westlake, Texas 76262
(940) 325-3301	(940) 325-3301

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to

Whitaker Chalk Swindle &Schwartz PLLC	Silver, Freedman & Taff, L.L.P.
301 Commerce St., Suite 3500	3299 K Street, N.W, Suite 100
Fort Worth, Texas 76102	Washington, D.C. 20007
Attn: John R. Fahy, Vernon E. Rew, Jr. and R. Jason Pierce	Attn: Craig M. Scheer, P.C.
(817) 878-0500	(202) 295-4500

This statement is filed in connection with (check the appropriate box):

a.	[x]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	[ ]	The filing of a registration statement under the Securities Act of 1933.

c.	[ ]	A tender offer.

d.	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [  ]

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$2,568,888	$351

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

*
Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:  the filing fee of $351 was determined by multiplying .00013640 by the aggregate merger consideration for this purpose of $2,568,888. The aggregate merger consideration was calculated by multiplying 2,055,110 outstanding shares of common stock to be acquired pursuant to the merger and the merger consideration of $1.25 per share.

[x]
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$351	Filing Party:	PHAZAR CORP.
Form or Registration No.:	Schedule 14A	Date Filed:	April 2, 2013

Introduction

This Amendment No. 3 to Rule 13E-3 Transaction Statement (“Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by PHAZAR CORP., a Delaware corporation (the “Company”), QAR Industries, Inc., a Texas corporation (“Parent”), Antenna Products Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Robert E. Fitzgerald (“Mr. Fitzgerald”) and Concorde Equity II, LLC, a Delaware limited liability company wholly-owned by Mr. Fitzgerald and his minor children (“Concorde” and together with Mr. Fitzgerald, the “Fitzgerald Parties”) (collectively, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of March 13, 2013 (as it may be amended from time to time, the “Merger Agreement”) by and among the Company, Parent and Merger Sub.  If the conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under Delaware law as the surviving corporation in the merger as a wholly-owned subsidiary of Parent.  Upon completion of the merger, each share of the Company’s common stock, par value $.01 per share (“Common Stock”) other than shares owned by the Company, Parent, Merger Sub and the Fitzgerald Parties, and shares held by persons who have properly made and not withdrawn a demand for appraisal rights under Delaware law, will be converted into the right to receive $1.25 in cash, without interest and less any required withholding taxes.  Following the completion of the merger, the Common Stock will no longer be publicly traded, and holders of shares of the Common Stock that have been converted will cease to have any ownership interest in the Company.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies from stockholders of the Company in connection with the merger.  The Proxy Statement is filed as Exhibit (a)(1) hereto.  A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement.  The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person.

Item 1. Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

Item 2. Subject Company Information

Regulation M-A Item 1002

(a)           Name and address.  The Company’s name and the address and telephone number of its principal executive offices are as follows:

PHAZAR CORP.
101 S.E. 25th Avenue
Mineral Wells, Texas  76067
(940) 325-3301

(b)           Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

 “Important Information Concerning PHAZAR—Security Ownership of Certain Beneficial Owners and Management”

(c)           Trading market and price.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Concerning PHAZAR—Market Information for the Common Stock”

(d)           Dividends.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Concerning PHAZAR—Dividends”

(e)           Prior public offerings.  Not applicable.

(f)           Prior stock purchases.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Concerning PHAZAR—Transactions in Common Stock”

Item 3. Identity and Background of Filing Person

Regulation M-A Item 1003

(a)-(c)      Name and address; Business and background of entities; Business and background of natural persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Important Information Concerning PHAZAR”

“The Parties to the Merger”

Item 4. Terms of the Transaction

Regulation M-A Item 1004

(a)           Material terms.

(1)           Tender Offers. Not applicable.

(2)           Mergers or Similar Transactions:

(i)            The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

(2)(ii)       The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“The Merger Agreement—Effect of Merger on the Common Stock”

“The Merger Agreement—Treatment of Stock Options”

“The Merger Agreement—Payment of the Common Stock in the Merger”

(2)(iii)      The information set forth in the Proxy Statement in the Proxy Statement under the following captions is incorporated herein by reference

 “Special Factors—Background to the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Parent’s Purpose and Reasons for the Merger”

“Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger”

(2)(iv)      The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Required Vote”

“The Merger Agreement—Conditions to the Merger”

(2)(v)       The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of PHAZAR’s Directors and Executive Officers in the Merger”

(2)(vi)      The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Anticipated Accounting Treatment of the Merger”

(2)(vii)     The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Material United States Federal Income Tax Considerations”

(b)           Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of PHAZAR’s Directors and Executive Officers in the Merger”

(c)           Different terms.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of PHAZAR’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock”

(d)           Appraisal rights.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Rights of Appraisal”

Annex B—Section 262 of the Delaware General Corporation Law

(e)           Provisions for unaffiliated security holders.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Stockholders”

(f)           Eligibility for listing or trading.  Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a)(1)- (2)     Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background to the Merger”

“Special Factors—Interests of PHAZAR’s Directors and Executive Officers in the Merger”

“Agreements Involving Common Stock; Transactions between Parent and the Company and Mr. Fitzgerald and the Company”

(b)- (c)         Significant corporate events; Negotiations or contacts.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background to the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Parent’s Purpose and Reasons for the Merger”

 “Special Factors—Parent’s, Merger Sub’s and the Fitzgerald Parties’ Position as to Fairness of the Merger”

“Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger”

“Special Factors—Interests of PHAZAR’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

“Agreements Involving Common Stock; Transactions between Parent and the Company and Mr. Fitzgerald and the Company”

(e)           Agreements involving the subject company’s securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of PHAZAR’s Directors and Executive Officers in the Merger”

“The Special Meeting—Required Vote”

“The Merger Agreement”

“Agreements Involving Common Stock; Transactions between Parent and the Company and Mr. Fitzgerald and the Company”

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b)           Use of securities acquired.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock”

“The Merger Agreement—Treatment of Stock Options”

(c)(1)-(8)      Plans.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background to the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Parent’s Purpose and Reasons for the Merger”

“Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger”

“Special Factors—Certain Effects of the Merger”

 “Special Factors—Interests of PHAZAR’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock”

“The Merger Agreement—Treatment of Stock Options”

“Agreements Involving Common Stock; Transactions between Parent and the Company and Mr. Fitzgerald and the Company”

Item 7. Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)           Purposes.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference

“Special Factors—Background to the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Parent’s Purpose and Reasons for the Merger”

“Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger”

(b)           Alternatives.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background to the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger”

(c)           Reasons.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background to the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Parent’s Purpose and Reasons for the Merger”

 “Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger”

“Special Factors—Certain Effects of the Merger”

(d)           Effects.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background to the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Parent’s Purpose and Reasons for the Merger”

“Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of PHAZAR’S Directors and Executive Officers in the Merger”

“Special Factors—Material United States Federal Income Tax Considerations”

“The Merger Agreement—Structure of the Merger”

Item 8. Fairness of the Transaction

Regulation M-A Item 1014

(a)- (b)     Fairness; Factors considered in determining fairness.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background to the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Valuation of Common Stock by ValueScope, Inc.”

“Special Factors—Parent’s Purpose and Reasons for the Merger”

 “Special Factors—Parent’s, Merger Sub’s and the Fitzgerald Parties’ Position as to Fairness of the Merger”

“Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger”

“Special Factors—Interests of PHAZAR’s Directors and Executive Officers in the Merger”

The valuation opinion of ValueScope, Inc. provided to the Board of Directors of the Company is filed as Exhibit (c)(1) and is incorporated herein by reference.

 (c)           Approval of security holders.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background to the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Parent’s, Merger Sub’s and the Fitzgerald Parties’ Position as to Fairness of the Merger”

(d)           Unaffiliated representative.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background to the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Parent’s, Merger Sub’s and the Fitzgerald Parties’ Position as to Fairness of the Merger”

(e)           Approval of directors.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background to the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Parent’s, Merger Sub’s and the Fitzgerald Parties’ Position as to Fairness of the Merger”

(f)           Other offers.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Background to the Merger”

Item 9. Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

(a)- (c)     Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background to the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Valuation of Common Stock by ValueScope, Inc.”

“Where You Can Find Additional Information”

The valuation opinion of ValueScope, Inc. provided to the Board of Directors of the Company is filed as Exhibit (c)(1) and is incorporated herein by reference.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours and a statement to that effect is made in the Proxy Statement under “Special Factors—Valuation of Common Stock by ValueScope, Inc.”

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a)- (b), (d)       Source of funds; Conditions; Borrowed funds.  The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“Special Factors—Financing”

“Agreements Involving Common Stock; Transactions between Parent and the Company and Mr. Fitzgerald and the Company—Transactions between Parent and the Company-Loan”

(c)           Expenses.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Fees and Expenses”

Item 11. Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)           Securities ownership.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Concerning PHAZAR—Security Ownership of Certain Beneficial Owners and Management”

(b)           Securities transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Agreements Involving Common Stock; Transactions between Parent and the Company and Mr. Fitzgerald and the Company—Agreements Involving Common Stock”

“Important Information Concerning PHAZAR—Transactions in Common Stock”

Item 12. The Solicitation or Recommendation

Regulation M-A Item 1012

(d)           Intent to tender or vote in a going-private transaction.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Parent’s Purpose and Reasons for the Merger”

“Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger”

“The Special Meeting—Required Vote”

“Agreements Involving Common Stock; Transactions between Parent and the Company and Mr. Fitzgerald and the Company—Agreements Involving Common Stock”

 (e)           Recommendation of others.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Parent’s Purpose and Reasons for the Merger”

“Special Factors— Parent’s, Merger Sub’s and the Fitzgerald Parties’ Position as to Fairness of the Merger as to Fairness of the Merger”

“Special Factors—Purposes and Reasons for, and Plans for the Company after, the Merger”

Item 13. Financial Information

Regulation M-A Item 1010

(a)           Financial information.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Concerning PHAZAR—Additional Business and Financial Information Regarding the Company”

“Important Information Concerning PHAZAR—Book Value Per Share”

“Where You Can Find Additional Information”

The audited financial statements set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2012 and the unaudited financial statements set forth in the Company’s Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2013, copies of which are attached as Annexes E and F, respective, to the Proxy Statement are incorporated herein by reference.

(b)           Pro forma information.  Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)-(b)      Solicitations or recommendations; Employees and corporate assets.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Item 15. Additional Information

Regulation M-A Item 1011

(b)           Golden parachute compensation. Not applicable.

(c)           Other material information.  The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

Regulation M-A Item 1016

(a)(1)       Definitive Proxy Statement of PHAZAR CORP. (the “Proxy Statement”) (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission).

(a)(2)       Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)       Letter to the stockholders of PHAZAR CORP. (incorporated herein by reference to the Proxy Statement).

(a)(4)       Notice of Special Meeting of Stockholders of PHAZAR CORP. (incorporated herein by reference to the Proxy Statement).

(b)(1)       Form of promissory note made by QAR Industries, Inc. in favor of Concorde Equity II, LLC.*

(c)(1)       Valuation opinion of ValueScope, Inc. provided to the Board of Directors of the Company.*

(d)(1)       Agreement and Plan of Merger, dated March 13, 2013, by and among PHAZAR CORP., QAR Industries, Inc. and Antenna Products Acquisition Corp. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)       Voting Agreement, dated March 13, 2013, by and among QAR Industries, Inc., Gary W. Havener and Sinan Corp. (incorporated herein by reference to Annex D of the Proxy Statement).

(d)(3)       Rollover Agreement, dated March 13, 2013, by and among the QAR Industries, Inc., Robert E. Fitzgerald and Concorde Equity II, LLC, as amended (incorporated herein by reference to Annex C of the Proxy Statement).

(f)(1)        Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex B of the Proxy Statement).

(g)            None.

* Previously filed on April 2, 2013.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 4, 2013

PHAZAR CORP.

By:	/s/ Gary W. Havener
Name: Gary W. Havener
Title: Chairman of the Board

QAR INDUSTRIES, INC.

By:	/s/ Robert E. Fitzgerald
Name: Robert Fitzgerald
Title: President

ANTENNA PRODUCTS ACQUISITION CORP.

By:	/s/ Robert E. Fitzgerald
Name: Robert E. Fitzgerald
Title: President

/s/ Robert E. Fitzgerald
Robert E. Fitzgerald

CONCORDE EQUITY II, LLC

By:	/s/ Robert E. Fitzgerald
Name: Robert Fitzgerald
Title: President